                    U. S. Securities and Exchange Commission
                             Washington, D. C. 20549


                              AMENDMENT NO.1 TO
                                  FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                               HyperBaric Systems
                 (Name of Small Business Issuer in its charter)



               California                              77-0481056
     (State or other jurisdiction of                (I.R.S.  Employer
      incorporation or organization)              Identification Number)


                     1127 Harker Avenue, Palo Alto, CA 94301
                    (Address of principal executive offices)

                                  650-323-0943
                           (Issuer's Telephone Number)



           Securities to be registered under Section 12(b) of the Act:


      Title of each class                  Name of each exchange on which
      to be so registered                  each class is to be registered

                                      NONE

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

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                                TABLE OF CONTENTS

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PART 1.......................................................................................1


ITEM 1. DESCRIPTION OF BUSINESS..............................................................1

THE PLEXLIFE SYSTEM FOR PRESERVATION OF PLATELETS AND BIOLOGICS..............................1
       (2)  Any bankruptcy, receivership or similar proceeding...............................3
       (3)  Status of any publicly announced new product or service..........................3
       (4)  Competitive business conditions..................................................3
       (5)  Sources and availability of raw materials........................................5
       (6)  Dependence on one or a few major customers.......................................5
       (7)  Patents and trademarks...........................................................5
       (8)  Need for any government approval.................................................6
       (9)  Effect of existing or probable governmental regulations on the business..........8
       (10) Estimate of the amount spent on research and development activities..............8
       (11) Costs and effects of compliance with environmental laws..........................8
       (12) Employees........................................................................8
    Reports to Securities Holders............................................................8


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION............................9
    Overview.................................................................................9
    Liquidity and capital resources..........................................................9
    Going Concern...........................................................................10
    Development plan........................................................................10
    Intellectual property...................................................................12
    Plant and Significant Equipment Requirements:...........................................12
    Changes in the Number of Employees......................................................12


ITEM 3.  DESCRIPTION OF PROPERTY............................................................12


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.....................13
    Security ownership of certain beneficial owners.........................................13
    Security ownership of management........................................................14


ITEM 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS........................16


ITEM 6: EXECUTIVE COMPENSATION..............................................................18


ITEM 7: CERTAIN TRANSACTIONS AND RELATED TRANSACTIONS.......................................20
    Transactions between the Company and management.........................................20
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ITEM 8: DESCRIPTION OF SECURITIES...........................................................25
    Common Stock............................................................................25
    The Warrants............................................................................25
    Cumulative Voting.......................................................................25
    Dividends...............................................................................25
    Transfer Agent..........................................................................26


PART II.....................................................................................26


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED
        STOCKHOLDER MATTERS.................................................................26


ITEM 2. LEGAL PROCEEDINGS...................................................................27


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.......................................28


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.............................................28


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................................31


PART F/S....................................................................................32


ITEM 1. FINANCIAL STATEMENTS................................................................32


ITEM 2. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
        FINANCIAL DISCLOSURE................................................................32

ITEM 1. EXHIBIT INDEX.......................................................................56
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PART 1

Certain statements in this Form 10-SB, particularly under Items 1 and 2, constitute "forward-looking statements." These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by the forward-looking statements.

ITEM 1. DESCRIPTION OF BUSINESS

(1) Form and year of organization

        HyperBaric Systems was incorporated on February 26, 1998, in the State of California, by the filing of Articles of Incorporation. The Articles of Incorporation of the Company currently authorize the issuance of fifty million (50,000,000) shares of common stock, no par value. On July 21, 1998 we amended our Articles of Incorporation to increase the authorized number of shares of Common Stock from 1 million to 10 million, and to effect a split of each share of Common Stock then outstanding into 4 shares of Common Stock. On June 21, 1999 we amended our Articles of Incorporation to increase the authorized number of shares of Common Stock from 10 million to 50 million.

THE PLEXLIFE SYSTEM FOR PRESERVATION OF PLATELETS AND BIOLOGICS

        We are a developmental stage company whose principal business objective is to develop and provide economical, non-toxic methods of biological material preservation to the market place. We believe that our customers could include hospitals, clinics, blood banks and similar organizations. We have not yet sold any products or services or realized any operating revenues. We have been entirely dependent to date on proceeds received in connection with private placements.

        Biologic material preservation is achieved by applying hydrostatic pressure to the material using a proprietary container, process and solution to prevent the cells from freezing under sub-zero temperatures. Each type of biologic material will have varying solutions and processes that are specific to the different cell types. On October 31, 1998 we filed a patent on a method and apparatus for preserving biological materials, but this patent has not yet issued.

        We are in development of our PlexLife System, which is a proprietary technology for preserving platelets (a blood component), heart valves, tissues and organs such as kidneys, hearts, livers, and lungs. We believe that our technology represents a breakthrough in the storage and preservation of living biological materials that promises to reduce the waste inherent in current technologies, while simultaneously increasing the worldwide availability of precious biological materials needed to save human lives. If the technology is proven through further testing and granted FDA approval, it should be



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considered unique and revolutionary in its ability to extend and maintain functionality of these materials for much longer periods of time than is currently possible. We are targeting blood banks, hospitals and tissue and organ banks as our main customers in the worldwide markets.

         During the initial months following our Company's incorporation, we recruited key members of the management and technical team, conducted market research and established the basic infrastructure and plan for our company.

        On August 25, 1998 we established a branch office in Krasnoyarsk, Russia, where the inventor, Vladimir Serebrennikov, resides. Mr. Serebrennikov is our Technical Director of Research and Development for Preservation Systems. Krasnoyarsk was chosen to take advantage of low cost technical expertise, availability of low cost materials such as titanium, and also because two members of the team, Mr. Serebrennikov and Leonid Babak, employees of our Company, both reside there.

          The Russian government has placed no restrictions on our ability to operate our business, hire employees in Russia, and freely transport our assets from Russia to the U.S. without any assessment or payments to the Russian Federation. There are no material restrictions or regulations to which we are subject in Russia as a result of our activities there. Conducting operations in Russia does not affect Food and Drug Administration ("FDA") approval or our proposed business activities in the United States, because no clinical trials are or will be conducted there.

        Initial non-clinical experiments and tests of platelet preservation and other research and development activities are being conducted in Russia as well as production of prototype and pre-production units. Such research includes sub-zero storage of platelets utilizing our proprietary technology and process, tests to measure the functional ability of platelets following storage, and the development of new solutions for platelet preservation.


OUR DISPOSABLE VENEREAL DISEASE TEST SYSTEM

        On September 1, 1998, we entered into a purchase agreement with Paul Okimoto, an officer and director of the Company, acquiring all patent rights owned by Mr. Okimoto to a disposable venereal disease test device called Phemtest. Mr. Okimoto received no cash payment in consideration for the assignment of the above mentioned patents. The product, a disposable venereal disease test device for women, was developed during the early 1980's and the first patent application was filed in 1985. It is based on the pH level reading of the vaginal tract to determine the presence of bacterial infection. A pH reading of higher than 4.5 is an indication that a pathology exists and that the patient should see a physician for precise diagnosis and treatment. The prototype has a retractable tip that can be extended well into the vestibule of the vagina.



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The first patent (patent number 4,784,158) was granted on November 15, 1988 a second patent (patent number 4,945,921) was granted on August 7, 1990. The 158 patent is for a vaginal testing applicator and method, and the 921 patent is for a body cavity specimen collecting and testing apparatus. Both patents are valid for a period of 17 years from the date of grant. Over 5 years remain on the first patent and 7 years on the second. There has been no previous attempt to produce a commercial unit or to market the product, except by a company called MEDX which went out of business in 1985.


(2) Any bankruptcy, receivership or similar proceeding

        We are not and never have been in bankruptcy, receivership or any other similar proceedings.


(3) Status of any publicly announced new product or service

        We are in development of our PlexLife System, which is a proprietary technology for preserving platelets (a blood component), heart valves, tissues and organs such as kidneys, hearts, livers, and lungs. We believe that our technology represents a breakthrough in the storage and preservation of living biological materials that promises to reduce the waste inherent in current technologies, while simultaneously increasing the worldwide availability of precious biological materials needed to save human lives. If the technology is proven through further testing and granted FDA approval, it should be considered unique and revolutionary in its ability to extend and maintain functionality of these materials for much longer periods of time than is currently possible. We are targeting blood banks, hospitals and tissue and organ banks as our main customers in the worldwide markets.

        On September 1, 1998, we entered into a purchase agreement with Paul Okimoto, an officer and director of the Company, acquiring all rights to a disposable venereal disease test device called Phemtest, for which Mr. Okimoto owned the patents.


(4) Competitive business conditions

         As a development stage company, we are entering a biological material preservation market that is presently addressed by large companies with extensive financial resources. Those companies include DuPont and Baxter, among others. Additionally, smaller companies with which we may compete include LifeCell for platelet preservation, Cerus for viral inactivation for platelets and other blood products and Cryo Life for preserving heart valves by cryo-preservation. We have limited funds with which to develop products and services, and many of our competitors have significantly more resources than we do. These companies are active in research and development of biological material preservation, and we do not know the current status of their



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development efforts. Most of the above competitors have significantly greater financial resources, technical expertise and managerial capabilities than we currently possess.

         Prior to the formation of our company, Vladimir Serebrennikov, our Technical Director of Research and Development, conducted independent research over a ten-year period, concerning the preservation of biologic material using high pressure. After our Company was formed on February 26, 1998, the knowledge he gained was applied to the preservation of blood platelets, a market focus of our Company. New methods were developed in the container hardware design, processes and solutions for platelets, which continue to evolve as we continue our research and development effort.

         A patent covering the hardware design of the container, preservation methodologies and processes was filed by us on October 31, 1998 followed by a continuation-in-part (CIP), which was filed in February of 1999 covering our solutions and other preservation methodologies. We expect that additional patents will follow for organ preservation and other biologic material as such systems are developed. We are hopeful that our patents and other intellectual property protection will enable us to compete effectively.

         Existing technology for storing platelets is comprised of rocking platelets in plasma at room temperature. It is necessary to develop special plastic bags with defined gas permeability that allows platelets to be stored for up to 5 days.

         Our technology preserves platelet membrane integrity and reduces metabolic activities to very low rates, allowing prolonged storage times. We believe that platelets stored using this technology will also have superior function after transfusion, compared to platelets stored with the existing methodology.

         LifeCell Corporation is attempting to develop and obtain FDA approval for extending the storage time of blood platelets using cryo-preservatives. Cerus Corporation has developed a viral inactivation product for platelets that is intended to eliminate or reduce viral testing requirements. This product is now in clinical trials. These products if approved could have a material adverse impact on the market for extending platelet storage times using our technology. We believe that most, if not all, of our competitors use toxic chemicals such as Dimethyl Sulfoxide (DMSO) to preserve platelets, and store organs and other biologic material. It is our intent to achieve longer preservation of such material and provide higher quality material by using non-toxic solutions and by storing the biologic material below the freezing point of water, without destroying the cellular integrity of the material. We also believe that our approach will be inexpensive in comparison to alternative preservation methods because the toxic solutions used by our competition must be removed from the material before use in most cases. The solution we use for platelet preservation is intended to be directly usable.



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(5) Sources and availability of raw materials

        Since we are in the development stage, we have not yet begun to manufacture our products. Our products, as manufactured, should not use any exotic or hard to find raw materials and we believe that suppliers can be identified. We are constantly reviewing the materials used in the development process, with particular attention to availability and future cost. We cannot currently anticipate what the availability of materials and suppliers will be at the time our products enter production.


(6) Dependence on one or a few major customers

     It is our intent to market our platelet preservation products to blood centers and hospitals through established medical specialty dealers and distributors or equipment manufacturers that currently supply products to the market. Similar strategies will be employed for other future preservation products. It is our plan to license the manufacturing, sales and distribution of our Phemtest product to a manufacturer that sells feminine disposable products to the market. As we are in the development stage of operations, we currently have no customers and dependency on particular customers cannot be anticipated at this time.


(7) Patents and trademarks

        On June 1, 1998, we were assigned the entire worldwide right, title and interest in a preservation technology applicable to, but not limited to platelets (a blood component), red blood cells, heart valves, tissue and organs. This technology concerned all of the discoveries, concepts and ideas whether patentable or not, invented and developed by Messrs. Leonid Babak and Vladimir Serebrennikov, and was in exchange for 877,500 shares of common stock, to each, valued at the time of issuance at $0.0025 per share.

        At the time of assignment of this technology, it was unclear to the Company which aspects, if any, of the technology, might be protectible by patent, both within and without the United States, and which aspects of the technology might be subject to other forms of protection, such as trade secret protection. Since this assignment, the Company has been performing further research and development on the technology assigned, and has filed one patent application and a continuation in part, as described elsewhere herein. The Company anticipates filing additional patents on other aspects of the technology assigned by Messrs. Babak and Serebrennikov as additional inventions are reduced to practice.



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         Messrs. Babak and Serebrennikov are employees of the Company and stockholders of the Company. We applied for a U.S. Patent on October 31, 1998, which covers the hardware design of the container, preservation methodologies and processes. A continuation-in-part (CIP) was filed in February of 1999 covering our solutions and other preservation methodologies.

        We filed an international application with the Patent Cooperation Treaty based on our U.S. patent application, designating all countries and regions on October 12, 1999. It is management's and counsel's belief that the patent and its extensions will protect the current core technology and provide the Company with a long-term competitive advantage in the market.

        New processes for preserving platelets were developed by us, which we have proceeded to patent. Although we have advice from legal council that our methods for preserving platelets are patentable, there can be no assurance that the Company will be granted a patent. If such patents are not granted, this could have a material adverse effect on our ability to compete with other companies that have much greater financial and technical resources than we currently possess.

        We purchased the patents for a product titled Phemtest from Paul Okimoto, an officer and director, on September 1, 1998. The patents "VENEREAL TESTING APPLICATOR AND METHOD", Patent Number 4,784,158, was issued November 15, 1988, and "BODY CAVITY SPECIMEN COLLECTING AND TESTING APPARATUS", Patent Number 4,945,921, was issued August 7, 1990. In the Purchase Agreement for the patents we agreed to pay, and did pay, to the law firm of Flehr, Hohbach, Test and Herbert, $1,375 as a patent maintenance fee to assure that the patents would remain in force. We also agreed to pay Mr. Okimoto a royalty payment of 5% of gross sales of Phemtest for the next five years. The first $16,000 in royalty payments are to be paid to a law firm to be designated by Mr. Okimoto, the next $75,000 in royalties are to be paid to Mr. Okimoto in shares of Common Stock of the Company, valued at $2.00 per share, and the remaining royalties to be paid to Mr. Okimoto, if any, are to be paid in cash.

(8) Need for any government approval


        The FDA and the European Union ("EU") have regulations for the marketability of medical solutions and equipment. We have not developed our products to the level where these approval processes can be started.

        We believe that all of the products currently in development will require FDA approval prior to marketing. Our initial products are at the prototype development stage and preclinical testing. The Company intends to submit its initial IND/IDE as soon as sufficient preclinical data is obtained. IND refers to an Investigational New Drug Exemption and IDE refers to an Investigational Device Exemption, both of which must



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be filed with the FDA prior to conducting clinical trials on human subjects.
The successful completion of clinical trials is the final step toward receiving FDA approval of our product for marketing.

        Our anticipated first product is a device to be utilized by blood centers in the processing and storage of blood platelets. As such, the Company must obtain regulatory approval from the FDA to market the medical device. In addition, because the platelet product (stored in the medical device) is also a regulated product, the Company must also obtain FDA approval for the platelet product to be stored in the Company's device.

        The Company intends to pursue 510(k) approval of its storage device, although there is a possibility that the FDA could determine that an application for a new device may be required. A 510(k) submission will require a showing of "substantial equivalence" to one or more legally marketed devices. Regulatory review of a 510(k) application should take a few months less than that for a new device application. The Company believes that in either case the data required would be approximately the same, preclinical and clinical data demonstrating safety and efficacy.

        In order for the Company to receive FDA 510(k) approval we believe that we will need to show that platelets stored utilizing the Company's device must be equivalent to platelets stored using currently approved methods. We would do these utilizing laboratory tests of platelet function and results of a clinical trial. If the Company determines that it will pursue new claims for platelets stored using its device, more extensive clinical trials would be necessary. We do not expect to pursue new claims initially, even if we believe that some may be supported by our research.

        We currently intend to file our initial IND/IDE in mid-year 2000. Depending on the outcome of clinical trials and the claims submitted for approval, we believe that it could take as long as two to four years to obtain needed data, submit requests for marketing approval, and obtain regulatory approval or denial.

        It is our estimate the company will expend $8.3 million to reach our goal of FDA approval. We have incurred costs of $718,800 from inception (February 26, 1998 through September 30, 1999), and require additional funding of $7.6 million.

        Russian regulations governing patents and procedures for ownership of patents have an effect on our Company to the extent that any patentable products or ideas developed through the branch personnel will be the property of the Company as long as the agreement with employees and outside sub-contract personnel stipulate that such inventions shall be assigned to the Company. This is similar to U.S. law. It is our practice to require that all personnel and outside contractors sign such an agreement.

        The assignment of products developed or patents granted prior to any payment by the Company for the development of a product would require approval by the Russian government. Even though Mr. Serebrennikov holds some patents individually which could relate to our technology, we have elected not to purchase these existing patents



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held by Mr. Serebrennikov because they have become public domain outside of
Russia, and because we do not feel that they are important to our business.


(9) Effect of existing or probable governmental regulations on the business.

               As an approved medical device, the Company's storage product must be manufactured according to Quality Systems Regulations ("QSR") and Good Manufacturing Practices ("GMP"). We intend to be in compliance with these regulations during product development. It is our plan to manufacture the company's product devices through contract manufacturers experienced in the FDA regulations and familiar with QSR requirements and whose facilities are in compliance with QSR. We will audit all contract manufacturers to help assure proper compliance. Components of the device are comprised of usual metals, plastics, and electronic parts and should generate no unusual disposal streams.

(10) Estimate of the amount spent on research and development activities

        From inception through September 31, 1999, our accumulated deficit is $718,800, of which $240,200 has been a spent on research and development activity

(11) Costs and effects of compliance with environmental laws

        We have not incurred any costs in connection with the compliance with environmental laws.

        Manufacture of the company's devices is not anticipated to generate any unusual waste other than that typical for metals and plastics fabrication. The device is intended to be used only by facilities that are licensed in the handling of blood and related products. The device itself does not produce additional waste products from its use, other than those already being handled by such facilities. No additional environmental compliance issues are anticipated.


(12) Employees

        The Company presently has seventeen (17) full time employees, 6 in the U.S. and 11 in Russia. The Company's employees are currently not represented by a collective bargaining agreement, and the Company believes that its relations with its employees are good.

REPORTS TO SECURITIES HOLDERS

We intend to (i) send an annual report, including audited financial statements to each holder of shares of our common stock, and (ii) file regular annual and quarterly reports with the Securities and Exchange Commission. Additionally, you can read and copy any



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and all such reports at the SEC's Public Reference Room at 450 Fifth Street, NW,
Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at "www.sec.gov" that contains reports, proxy and information statements, and other information regarding other issuers and us.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

        We have a very limited operating history and have no revenue to date. Our prospects must be considered in light of the risks and uncertainties encountered by companies in an early stage of development involving new technologies and overcoming regulatory approval process requirements before any revenue is possible.

        We have experienced operating losses since our inception. These losses resulted from the significant costs incurred in the development of the technology and the establishment of our research and development facility. Expenditures will increase in all areas in order to execute our business plan, particularly in research and development and in gaining regulatory approval to market our products in the U.S. and abroad.

        During the next 12 months we will continue efforts on prototype development and the generation of preclinical data. It is anticipated that we will submit our first IND/IDE and begin clinical testing of our first product for blood platelet storage. Research will commence on kidney preservation, developing solutions that will operate under sub-zero temperature conditions.

        We anticipate filing a second patent relating to platelet preservation during the next twelve months of operation which should strengthen our competitive position in the platelet preservation marketplace. We will also seek strategic alliances with companies that have the capability to provide technical and clinical expertise as well as financial and marketing expertise to leverage our current expertise in these areas.

        We also plan to relocate our current Branch facility in Russia to a more suitable location to accommodate more equipment and personnel, as well as to locate a central administrative facility in the U.S.

LIQUIDITY AND CAPITAL RESOURCES

        Since our inception, we have financed our operations through financing from the founders and private investors, a public offering under Regulation D, Rule 504 and private placements under Regulation D, Rule 506.

        We anticipate continued growth in our operations and a corresponding growth in our operating expenses and capital expenditures. The Company does not anticipate any



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revenue from operations for the next 2 or 3 years. Therefore, the success of the
Company is dependent on funding from private placements. We believe that the net proceeds of a private placement of $3 million in Common Stock currently in process will be sufficient to meet anticipated cash requirements for working capital and capital expenditures for 9 months if the full amount of the offering is raised, although there is no assurance that the full amount will, in fact, be received. In order to continue operations beyond the 9-month period following the completion of this offering, we will seek additional funds through other offerings of debt or equity securities, which could result in additional dilution to stockholders. There is no assurance that financing will be available on terms acceptable to the Company.

        Our operating plan for calendar year 2000 is focused on development of our products. It is our estimate a cash requirement of $3,288,000 is required to support this plan. The expense estimates total $2,938,000 for operating expenses and $350,000 for capital expenditures. The cost of legal and accounting services associated with the filing of requisite reports under the Securities and Exchange Act of 1934 will be pair out of current stock sales as further disclosed in subsequent events of auditors report.

GOING CONCERN

        We are in the second year of research and development, with an accumulated loss during the development stage of $718,800. As of September 30, 1999 we are uncertain as to the completion date of this research and development, or if a product will ever be completed as a result of this research and development activity. We anticipate that the funds spent on research and development activities will need to increase prior to completion of a product. Additionally, we may not be able to secure funding, in the future, necessary to complete our intended research and development activities.

        Additionally, if we lose key personnel or are unable to attract and retain additional qualified personnel we may not be able to successfully manage the business and achieve our objectives.

        These conditions give rise to substantial doubt about our ability to continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain additional financing from sale of our common stock.

        The Report of our Independent Certified Public Accountants contains a paragraph regarding the Company's ability to continue as a going concern.

DEVELOPMENT PLAN

        We have engaged Quintiles, Inc., an international regulatory consulting firm, to assist with planning and managing the regulatory approval process. This firm specializes in the design and implementation of regulatory strategies including experiment design and monitoring. We have not made any payments to Quintiles in the reported periods and are committed to pay only what is expended on a work order basis. We are



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committed to pay $3,000 of a work order total maximum of $20,000 for developing a detailed strategic development plan for our platelet storage system. The remaining $17,000 will be paid as we authorize additional work from Quintiles.

        As an overall strategy, we intend to limit the system claims and to progressively expand them as FDA and/or EU approval is granted for each succeeding claim. We believe that this should provide a shorter time to market.

Development Phases

        We have developed a 3-phase development strategy that considers FDA and international approval processes.

    -   Phase 1 Platelet Preservation - Solution Only
        The plan starts with a platelet preservation product using the PlexLife solution by itself. A solution development process is underway with the planned outcome of platelets that can be stored under refrigeration for a period greater than 7 days. These platelets are to be strong viable platelets with little or no bacterial growth. Currently the industry stores platelets at ambient temperature for a maximum of 5 days, a FDA imposed limit due to historic bacterial infection of the platelets.

    -   Phase 2 Platelet Preservation - Complete PlexLife System
        This phase of development is to result in longer storage times for platelets. The development will combine the use of solutions, sub-zero temperature and high pressure. It is our goal to develop a storage method that will preserve the viability of platelets with little or no bacterial growth for a period greater than 13 days. This will provide the medical community with a new and economical method for long-term platelet storage thereby reducing the current loss of product.

    -   Phase 3 Organs and Heart Valves
        The third phase will incorporate storage of organs and heart valves. This development will involve experiments with animal organs to demonstrate our ability to harvest, store and transplant organs. The goal is to achieve a level of physical condition and viability of these organs that is equal to or superior to present storage methods and storage times. The development process includes the development of solutions, chambers and cooling methods. As the development experiments are proven to be successful, higher life forms will be involved, until the goal of human organ and heart valve preservation is obtained.

Governmental approval for human testing will be required for each of these three phases of development. Our plan is to obtain the necessary approvals for each stage.



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INTELLECTUAL PROPERTY

        We consider our intellectual property a key cornerstone and asset of our business. As such, the intellectual property, which consists of applied-for patents, trade secrets, copyrights and know-how will be both developed and protected as a primary goal of the company. We plan to gain wide protection for our intellectual property worldwide by patent and trademark filings in major foreign markets as well as the careful protection of trade secrets through contract and procedure. Information regarding our patents can be found elsewhere in this document under Patents and Trademarks.

PLANT AND SIGNIFICANT EQUIPMENT REQUIREMENTS:

         It is our plan to purchase computer equipment, laboratory equipment and office furniture over the next twelve month. The estimate for these expenditures is $350,000. We do not expect to purchase any plant or significant equipment. Our plan is to rent or lease facilities and any significant equipment necessary during our development stage.

CHANGES IN THE NUMBER OF EMPLOYEES

        We anticipate hat the growth of the company will require the addition of several employees. We anticipate the number of employees will grow from our present level of 17 employees to as many as 40 employees by the end of the year 2000. The addition of employees will be made on an as required basis.

ITEM 3.  DESCRIPTION OF PROPERTY

        The Company owns no real property and has no interest in any real property. We have not yet entered into a lease on facilities in the United States. Our principal address as reported herein is the residence of one of our employees. Although the real estate leasehold market in California is highly competitive, we believe that, as we require facilities in California we will be able to find such available facilities at a reasonable cost.

        We have been conducting platelet experiments at the Sacramento Blood Foundation in Sacramento, California on a contract basis since April of 1999. The experiments are conducted under our direction, but using the Foundation's personnel. There are no long term contracts or commitments. We release a work order authorizing such experiments prior to performing any work or experiments.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

        The following table sets forth the outstanding shares of common stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's common stock on December 31, 1999. All of the per share numbers are calculated to include the effect of a split of 1 share into 4 shares, effective July 21, 1998 (the "Split"). The company is in the process of a private placement offering and has included the current effect of such offering on ownership in the following tables.


------------------------------------------------------------------------------------------
PRINCIPAL SHAREHOLDER'S NAME       NUMBER OF SHARES    PERCENT PRIOR TO   PERCENT ASSUMING
AND ADDRESS                        OWNED(1)            OFFERING(2)        ALL SHARES
                                                                          OFFERED ARE
                                                                          SOLD(2)
------------------------------------------------------------------------------------------
Harry Masuda(3)                    921,300(5)          12.8%              10.0%
1127 Harker Avenue
Palo Alto, CA 94301

YN Faarkaghyn Shiaght Lorne        917,500             12.8%              10.0%
House Trust Limited(4)
669 35th Street
Richmond, CA 94805

Leonid Babak
31 Apt. 16 Novaja Zarja St.        877,500             12.2%              9.6%
Krasnoyarsk, Russia 66028

Vladimir Serebrennikov             877,500             12.2%              9.6%
1A Apt 53 Academgorodok
Krasnoyarsk, Russia 66036


Max C. Tanner                      600,000             8.3%               6.5%
2950 E. Flamingo Rd., Suite G
Las Vegas, NV 89121

------------------------------------------------------------------------------------------

        (1)    Restricted stock. Reflects July 1998 one to four stocks split.

        (2) Assumes exercise of options to purchase an aggregate of 1,092,500 shares of restricted common stock at prices ranging from $0.01 to $1.62 per share, expiring on dates ranging from 5/9/03 to 10/1/04. Does not assume the exercise of warrants to purchase an aggregate of 100,000 shares of restricted common stock at $0.375 per share, expiring on dates ranging from 3/24/00 to 6/15/00, nor the warrants issuable in connection with the September 1999 to present offering.

        (3)    An officer and/or director of the Company.

        (4) Paul Okimoto, an officer and director of the Company, acted as Trustee in receiving and forwarding the shares of HyperBaric Systems to YN Faarkaghyn Shiaght Lorne House Trust Limited, for the benefit of Mark Tameichi Okimoto, Michael Akira Okimoto, Eric Yoshiro Okimoto, Daryl Takashi Okimoto, Mary T. Hernandez and Betty Yamaguchi. The permanent Trustee is Ronald Buchanan of Lorne House Management Ltd.

        (5) Includes Mr. Masuda's purchase of 2,800 shares on September 8, 1998 and purchase of 1,000 shares on November 10, 1999.

SECURITY OWNERSHIP OF MANAGEMENT

        The following table sets forth the outstanding shares of common stock of the Company owned of record or beneficially by each officer and director of the Company on September 30, 1999 and by all officers and directors as a group.

----------------------------------------------------------------------------------------
                                                                           PERCENT
                                                                           ASSUMING ALL
                                                                           SHARES
PRINCIPAL SHAREHOLDER'S NAME       NUMBER OF SHARES    PERCENT PRIOR TO    OFFERED ARE
AND ADDRESS                        OWNED(1)            OFFERING(2)         SOLD
----------------------------------------------------------------------------------------
Harry Masuda(3)                    921,300(6)          12.8%              10.0%
1127 Harker Avenue
Palo Alto, CA 94301

YN Faarkaghyn Shiaght Lorne(4)     917,500             12.8%              10.0%
House Trust Limited
669 35th Street
Richmond, CA 94805

George Tsukuda(3)                  173,600(5)          2.4%               1.9%
3729 McBeth Drive
San Jose, CA 95127

Leonid Babak                       877,500             12.2%              9.6%
31 Apt. 16 Novaja Zarja St.
Krasnoyarsk, Russia 66028

Vladimir Serebrennikov             877,500             12.2%              9.6%
1A Apt 53 Academgorodok
Krasnoyarsk, Russia 66036

Victor Ivashin                     320,000             4.5%               3.5%
3645 Midway Drive
Santa Rosa, CA 95405

All Officers and Directors
as a Group (4 persons)             2,008,600(6)        28.0%              21.9%

-------------------
        (1)    Restricted stock reflects the July 1998 one to four stock split.

        (2) Assumes exercise of options to purchase an aggregate of 1,092,500 shares of restricted common stock at prices ranging from $0.01 to $1.62 per share, expiring on dates ranging from 5/9/03 to 10/1/04. Does not assume the exercise of warrants to purchase an aggregate of 100,000 shares of restricted common stock at $0.375 per share, expiring on dates ranging from 3/24/00 to 6/15/00, nor the Warrants issuable in connection with this Offering.

        (3)    An officer and/or director of the Company.

        (4) Paul Okimoto, an officer and director of the Company, acted as Trustee in receiving and forwarding the shares of HyperBaric Systems to YN Faarkaghyn Shiaght Lorne House Trust Limited, for the benefit of Mark Tameichi Okimoto, Michael Akira Okimoto, Eric Yoshiro Okimoto, Daryl Takashi Okimoto, Mary T. Hernandez and Betty Yamaguchi. The permanent Trustee is Ronald Buchanan of Lorne House Management Ltd.

        (5) Assumes the exercise of options to purchase 20,000 shares of restricted common stock at $.025 per share, expiring on 7/9/03. Does not assume the exercise of warrants to purchase 50,000 shares of restricted common stock at $0.375 per share, expiring on 3/24/00.

        (6) Includes Mr. Masuda's purchase of 2,800 shares on September 8, 1998 and purchase of 1,000 shares on November 10, 1999.

ITEM 5: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.


        The names, addresses, ages and respective positions of the current Directors and Officers of HyperBaric Systems are as follows:

--------------------------------------------------------------------------------
Name                                AGE             POSITION
--------------------------------------------------------------------------------
Harry Masuda                        55              President, Chief Executive
                                                    Officer, and a Director

Paul Okimoto                        64              Chairman of the Board and
                                                    Executive Vice President

Ardeth Sealy                        52              Chief Financial Officer,
                                                    Secretary

Rocky Umar                          60              Vice President, Marketing

Larry Bryant                        55              Vice President, Business
                                                    Development

Dr. David Lucas                     57              Scientific Director

George Tsukuda                      55              Director

Leonid Babak                        50              Branch Chief of Russian
                                                    Operations

Vladimir Serebrennikov              50              Technical Director of
                                                    Research and Development for
                                                    Preservation Systems

Unless otherwise indicated each director serves for one-year terms.


        HARRY MASUDA, age 55, joined the Company on February 26, 1998, as the Chief Executive Officer, President, and a Director of the Company. Mr. Masuda has served as Director of the Company since February 26, 1998. Mr. Masuda is the former president of several high tech companies including Piiceon, Inc., a manufacturer of computer peripheral products for microcomputers. Mr. Masuda also founded HK Microwave; a manufacturer of high frequency phase locked oscillators used in cellular telephone base stations, later acquired by Dynatech Corporation. Mr. Masuda received his BSEE and

MSEE from San Jose State University. Mr. Masuda has been president of HyperBaric Systems since February 1998, was a Business Consultant from October 1997 to February 1998, and was President of International Web Exchange from July 1995 to October 1997.

        PAUL OKIMOTO, age 64, joined the Company on February 26, 1998 as Executive Vice President and a Director of the Company. Mr. Okimoto has been Executive Vice President of HyperBaric Systems since February 26, 1998, and was President of Sanhill Systems from 1991 to January 1998.

        ARDETH SEALY, age 52, joined the Company on January 1, 1999, as the Chief Financial Officer and Secretary of the Company. Mr. Sealy was formerly the Vice President of Finance and Administration for several Dynatech Corporation subsidiaries and for Capsco Sales, an electronic component distributor. Mr. Sealy has been Chief Financial Officer for HyperBaric Systems since January 1999, and was a Financial Consultant from November 1995 to December 1998, and VP Finance and Administration for Qualimetrics from 1992 to October 1995.

        ROCKY UMAR, age 60, joined the Company on May 10, 1998, as Vice President of Marketing. Mr. Umar served as Senior Executive for Product Management, Marketing and Sales at Cogar Corporation, and was responsible for acquisitions, marketing and sales, and planning for Singer Company, Business Machines Division. Mr. Umar was also CEO of Witek, Inc. a wireless technology company. Mr. Umar has been Vice President of Marketing for HyperBaric Systems since May 1998, and was an Information Systems Consultant from 1993 to April 1998.

        LARRY BRYANT, age 55, joined the Company on August 9, 1999, as Vice President, Business Development. Mr. Bryant served as Chief Strategic Officer of Surgica, a medical device company, and Chief Strategic Officer and Director of Investor Relations for Intracom. Mr. Bryant has been Vice President, Business Development since August 1999, and was Chief Strategic Officer of Surgica from July 1999 to August 1999 (part time). Mr. Bryant has been Chief Strategic Officer and Director of Investor Relations for Intracom from September 1997 to August 1999, and Mr. Bryant left the Company on December 28, 1999. He was a business consultant form January 1995 to September 1997. Mr. Bryant left our company on December 28, 1999.

        DR. DAVID LUCAS, Ph.D., age 57, joined the Company on January 1, 1999, as Scientific Director Dr. Lucas obtained BA and Ph.D. degrees at Duke University and did postdoctoral work at Harvard Medical Center. His doctoral degree is in Microbiology and Immunology. He was a faculty member at the University of Arizona for 16 years where he taught medical students and graduate students. Previous industry positions were as Director of Research for American Qualex, an immunochemicals company; Vice President of Protein Technology, where he developed veterinary biologic products; Vice President for Research and Technology Transfer at Children's Hospital Oakland; and President of PediaPharm Corporation, a development stage pharmaceutical products company. Dr. Lucas has been Scientific Director for HyperBaric Systems since

December 1998, and was President of PediaPharm from 1994 to October 1998, and worked at PediaPharm part time thereafter.

        GEORGE TSUKUDA, age 55, joined the Company on February 26, 1998 as a Director. Mr. Tsukuda was self-employed as a psychotherapist working primarily with children doing play therapy. Since terminating his practice, he has worked full-time on completing his doctoral dissertation in clinical social work through Smith College School of Social Work in Northhampton, Massachusetts. Mr. Tsukuda received his Ph.D. in August of 1998. Mr. Tsukuda was a Freelance Writer from August 1998 to the present, performed Doctoral dissertation research in clinical social work from September 1996 to August, 1998, and was a Psychotherapist from 1987 to September, 1996.

        LEONID BABAK, age 50, joined the Company on February 26, 1998, as Branch Chief of Russian Operations. Mr. Babak graduated with a degree in physics and mathematics from Krasnoyarsk State University in Russia. He has held various positions within the University and the Geophysics department for the Metallurgy Ministry. He also was president of Krasnoyarsk Marketing, and a trading company called Sibina TK. Mr. Babak has been Branch Chief, Russian Operations for HyperBaric Systems since February, 1998, was President of Sibina TK from 1997 to February, 1998, and was President of Krasnoyarsk Marketing from 1992 to 1997.

        VLADIMIR SEREBRENNIKOV, age 50 joined the Company on February 26, 1998, as Director, Research and Development of Preservation Systems. He received a degree in physics from Krasnoyarsk State University in Russia and a doctoral degree in physics from the same university, specializing in high hydrostatic pressure research. He taught physics at the same University for a number of years and published numerous scientific papers related to high-pressure research phenomenon. Dr. Serebrennikov received a number of patents related to high-pressure storage of biological material at low temperatures. Dr. Serebrennikov has been Director, Research and Development of Preservation Systems for HyperBaric Systems since February 1998, and was Doctor and Professor, Krasnoyarsk State University, Physics from 1993 to 1998.

ITEM 6: EXECUTIVE COMPENSATION

        Our first year of operation ended December 31, 1998. As a start-up company, executive compensation has been limited. No executive officer has received compensation in an amount equal to or in excess of $100,000. Executive officers did not receive any bonus amounts. All non-employee directors of the Company do not receive compensation, but are reimbursed for direct expenses related to their duties.

                           SUMMARY COMPENSATION TABLE

                                                                        Long Term Compensation
                                                                 -----------------------------------
                                   Annual Compensation                   Awards              Payouts
                              -------------------------------    -------------------------   -------
           (a)         (b)      (c)       (d)        (e)           (f)           (g)          (h)         (i)
        ---------     ----    ------     -----   ------------    --------     ------------   -------  ------------
                                                    Other       Restricted     Securities
         Name and                                   Annual         Stock       Underlying      LTIP     All Other
        Principal             Salary     Bonus   Compensation    Award(s)     Options/SARs   Payouts  Compensation
         Position     Year      ($)      ($)         ($)            ($)           (#)          ($)         ($)
        ----------------------------------------------------------------------------------------------------------
        H. Masuda     1998    $28,000    $0           $0          877,500         N/A          N/A         N/A
        CEO, Pres.                                                $21,941
                      1999    $66,000    $0           $0                          N/A          N/A         N/A
                                                                    N/A
        P. Okimoto    1998    $28,000    $0           $0          877,500         N/A          N/A         N/A
         Exec. VP                                                 $21,941
                      1999    $51,000    $0           $0                          N/A          N/A         N/A
                                                                    N/A
        L. Bryant     1998      N/A      $0           $0            N/A           N/A          N/A         N/A
       VP. Business
       Development(2)
                      1999    $36,720    $0           $0            N/A           N/A          N/A         N/A
         R. Umar      1998    $21,000    $0           $0            N/A         200,000        N/A         N/A
         VP Mkt'g
                      1999    $45,000    $0           $0            N/A            0           N/A         N/A
         A. Sealy     1998       $0      $0           $0            N/A          90,000        N/A         N/A
        CFO, Secty
                      1999    $45,000    $0           $0            N/A         100,000        N/A         N/A

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                   Individual Grants
        -----------------------------------------------------------------------------------------------
           (a)                (b)                          (c)                     (d)          (e)
        ---------   -----------------------     ------------------------      ------------   ----------
                      Number of Securities       % of Total Options/SARs       Exercise or
                    Underlying Options/SARs            Granted to                 Base       Expiration
           Name           Granted (#)           Employees in Fiscal Year      Price ($/Sh)      Date
        -----------------------------------------------------------------------------------------------
           CEO                 0                            0                       0           N/A
         R. Umar            200,000                        19%                   $0.025        5/9/03
         VP Mkt'g
         A. Sealy            40,000                       3.8%                   $0.025       6/15/03
        CFO, Secty
         A. Sealy            50,000                       4.8%                    $0.25      11/06/03
        CFO, Secty
           1999
         A. Sealy            60,000                       18.9%                   $0.50      6/25/04
        CFO, Secty
         A. Sealy            40,000                       12.6%                   $1.62      10/1/04
        CFO, Secty

 AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

        (a)        (b)         (c)                   (d)                              (e)
       ----    -----------  --------   -------------------------------    ---------------------------
                 Shares                Number of Securities Underlying    Value of Unexercised In-the
                Acquired      Value      Unexercised Options/SARs at                 Money
               on Exercise  Realized             FY-End (#)               Options/SARs at FY-End ($)
       Name        (#)         ($)        Exercisable/Unexercisable        Exercisable/Unexercisable
       ----------------------------------------------------------------------------------------------
                                                No Exercises

             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

                                                                     Estimated Future Payouts Under
                                                                                Non-Stock
                                                                           Priced-Based Plans
                                                                    --------------------------------
        (a)            (b)                       (c)                   (d)         (e)         (f)
        ----    ----------------     ----------------------------   ---------   --------    --------
                Number of Shares,    Performance or Other Period
                    Units or                    Until               Threshold    Target      Maximum
        Name    Other Rights (#)        Maturation or Payout        ($ or #)    ($ or #)    ($ or #)
        --------------------------------------------------------------------------------------------
                                             NO AWARDS

1   The 877,500 shares were issued a value of $0.0025 per share.
2. Mr. Bryant left the Company on December 28, 1999, after four months of service.

ITEM 7: CERTAIN TRANSACTIONS AND RELATED TRANSACTIONS.

TRANSACTIONS BETWEEN THE COMPANY AND MANAGEMENT

        Certain initial shareholders of the Company were issued an aggregate of 4,371,600 shares of restricted common stock, valued at an aggregate of $78,645. These initial shares of restricted common stock were issued as follows:

               SHAREHOLDER                                                SHARES
               -----------                                                ------
               Harry Masuda(1)                                           917,500
               YN Faarkaghyn Shiaght Lorne House Trust Limited(2)        917,500
               George Tsukuda(3)                                         153,600
               Leonid Babak(4)                                           877,500
               Vladimir Serebrennikov(5)                                 877,500
               Victor Ivashin(6)                                         320,000
               Natalia Lazouto(7)                                         88,000
               John Webley(8)                                             80,000

               (1) Mr. Masuda, an officer and director of the Company, was issued 877,500 shares, on February 26, 1998, valued at $0.0025 per share, for services rendered in organizing and planning the initial business structure and for his over all business expertise and consultation. Mr. Masuda paid $0.25 per share for additional 40,000 shares, July 18, 1998.

               (2) Paul Okimoto, an officer and director of the Company, acted as Trustee to YN Faarkaghyn Shiaght Lorne House Trust Limited, for the benefit of Mark Tameichi Okimoto, Michael Akira Okimoto, Eric Yoshiro Okimoto, Daryl Takashi Okimoto, Mary T.

                      Hernandez and Betty Yamaguchi, was issued 877,500 shares on February 26, 1998 valued at $0.0025 per share, for services rendered in organizing meetings with potential business partners and providing business contacts. Mary T. Hernandez, and Betty Yamaguchi, were each issued 20,000 shares, valued at $0.0025 per share, for services rendered, which shares are held in this trust, February 26, 1998, a transfer to the trust was made in September 1998. The permanent Trustee is Ronald Buchannan of Lorne House Management Ltd.

               (3) Mr. Tsukuda, a director of the Company, was issued 60,000 shares, valued at $0.0025 per share on February 26, 1998, for services rendered in organizing meetings with potential business partners and providing general business consultation services. Mr. Tsukuda paid $.25 per share for an additional 60,000 shares, April 6, 1998. For his investment of $15,000, Mr. Tsukuda was issued a warrant to purchase 50,000 shares of restricted common stock of the Company at $0.375 per share, expiring March 24, 2000. He purchased 9,600 shares at a price of $0.25 per share on July 17, 1998 and 64,000 at $0.25 on July 18, 1998.

               (4) Mr. Babak was issued 877,500 shares, valued at $0.0025 per share, February 26, 1998, for the entire worldwide right, title and interest in and to his invention of technology for preserving and transporting biologic and non-biologic material.

               (5) Mr. Serebrennikov was issued 877,500 shares, valued at $0.0025 per share, February 26, 1998, for the entire worldwide right, title and interest in and to his invention of technology for preserving and transporting biologic and non-biologic material.

               (6) Mr. Ivashin was issued 320,000 shares, valued at $0.0025 per share, for technical consultation services rendered, February 26, 1998.

               (7) Ms. Lazouto was issued 88,000 shares, valued at $0.0025 per share, for translation services rendered, February 26, 1998.

               (8) Mr. Webley was issued 80,000 shares, valued at $0.0025 per share, for business consultation services rendered.

        The Company issued the following options to purchase an aggregate of 1,092,500 shares of restricted common stock at an exercise price of $0.01 to $1.62 per share, market value at date of grant, to the following individuals.

        OPTION HOLDER         NUMBER OF SHARES      GRANT DATE    EXPIRATION DATE
        -------------         ----------------      ----------    ---------------

        Rocky Umar (1)            200,000            7/21/98         5/09/03
        Luis Toledo(2)            200,000            7/21/98         5/27/03
        Ardeth Sealy(1)            40,000            7/21/98         6/15/03
                                   50,000           11/27/98        11/26/03
                                   60,000            6/25/99         6/24/04
                                   40,000           10/29/99         10/1/04
        David Lucas                75,000             1/1/99        12/31/03
                                   75,000            6/25/99         6/24/04
        Eric Slayton               40,000            7/21/98         6/23/03
        Vince Yalon                40,000            7/21/98         6/24/03
        Mike Strong                40,000            10/1/98         9/30/03
        Group of 13 Individuals   232,500         7/21/98 to      7/21/03 to
                                                      7/5/99          7/5/04

               (1)    An officer and/or director of the Company.

               (2) Dr. Toledo is an internationally recognized authority on organ transplantation and preservation. He is currently a director of the Michigan Transplant Institute and sits on BioPreserve's Advisory Board as well as the Company's Advisory Board.

        On July 21, 1998, we completed a one into four stock split.

        On July 21, 1998, we issued to Max C. Tanner, counsel to the Company, 600,000 shares at $0.25 per share for services rendered and cash for an aggregate amount of $149,400.

        On May 10, 1998, we entered into an Employment Agreement with Rocky Umar whereby Mr. Umar is employed as the Vice President of Marketing for a minimum term of one year and the Company pays Mr. Umar a salary ranging from $2,000 per month to $10,000 per month, depending upon performance. This Agreement includes the payment by the Company of a commission equal to 1% of sales in excess of $1,500,000 during a consecutive six-month period, not to exceed a $100,000 commission per 12-month period. Mr. Umar has been granted an option to purchase 200,000 shares of restricted common stock at $.025 per share pursuant to the Company's Statutory Incentive Stock Option Plan. Further, Mr. Umar is eligible for a bonus of up to $5,000 after the first year of employment, for the sole purpose of exercising the stock options.

        On June 1, 1998, we entered into an Employment Agreement with Vladimir Serebrennikov whereby Mr. Serebrennikov is employed as the Technical Director of Preservation Systems for a minimum one-year term. The Company pays Mr. Serebrennikov $400 per month, which salary may be adjusted, with a bonus of $25,000 upon the successful completion of project milestones according to the Employment Agreement. On June 1, 1998, the Company also entered into an Agreement of Assignment of Patent and Technology with Mr. Serebrennikov. Mr. Serebrennikov assigned to the Company the entire worldwide right, title and interest in and to Mr. Serebrennikov's technology for preserving and transporting biologic and non-biologic material and in and to all of the discoveries, concepts and ideas whether patentable or not. Pursuant to this Agreement on Assignment of Patent and Technology, Mr. Serebrennikov received 877,500 shares of the Company's restricted common stock, as stated above. The amount which Mr. Serebrennikov was to be paid in these transactions was arrived at by negotiations between Mr. Serebrennikov and Mr. Masuda, President and CEO of our Company.

        On June 1, 1998, we entered into an Employment Agreement with Leonid Babak whereby Mr. Babak is employed as the Branch Chief of Russian Operations for a minimum one-year term. The Company pays Mr. Babak $400 per month, which salary may be adjusted, with a bonus of $5,000 upon the successful completion of project milestones according to the Employment Agreement. On June 1, 1998, the Company also entered into an Agreement of Assignment of Patent and Technology with Mr. Babak. Mr. Babak assigned to the Company the entire worldwide right, title and interest in and to Mr. Babak's technology for preserving and transporting biologic and non-biologic material and in and to all of the discoveries, concepts and ideas whether patentable or not. Pursuant to this Agreement on Assignment of Patent and Technology, Mr. Babak received 877,500 shares of the Company's restricted common stock, as stated above. The amount that Mr. Babak was to be paid in these transactions was arrived at by negotiations between Mr. Babak and Mr. Masuda, President and CEO of our Company.

        On May 28, 1998, we entered into a Consultant Agreement with Dr. Luis Toledo, whereby Dr. Toledo was appointed to the Company's advisory board and is a consultant for a minimum term of one year. Also pursuant to the Agreement, the Company pays Dr. Toledo a commission equal to 5% of all sales within the organ transplant market for a five-year period from the date of the agreement, so long as Dr. Toledo remains a consultant and advisory board member. Such commission is limited to a total of $1,000,000. Further, Dr. Toledo has been granted options to purchase 200,000 shares of restricted common stock of the Company at $.025 per share pursuant to the Company's Non-Statutory Incentive Stock Option Plan. Further, Dr. Toledo is eligible for a bonus of up to $5,000 after the first year as a consultant and advisory board member up to the expiration of the stock options for the sole purpose of exercising the stock options.

        On June 24, 1998, we invited Eric Slayton, President of Global Healthcare, to be a member of the advisory board. The Company has granted to Mr. Slayton an option to purchase 40,000 shares of restricted common stock of the Company at $.025 per share pursuant to the Company's Non-Statutory Incentive Stock Option Plan.

        On September 1, 1998 we entered into a purchase agreement with Paul Okimoto, an officer and director of the Company, acquiring all rights to a disposable venereal disease test device called Phemtest, for which Mr. Okimoto owned two patents. The Company paid to the law firm of Flehr, Hohbach, Test and Herbert, $1,375 for the patent maintenance fee, a fee imposed to maintain the patent in good standing and preventing the patent from becoming public domain, This maintenance fee was due immediately upon the transfer of the patent right to the Company. Such maintenance fees become due the fourth, eighth, and twelfth year during the life of the patent. The Company also agreed to pay Mr. Okimoto a royalty payment of 5% of gross sales of Phemtest for the next five years. Mr. Okimoto has directed the Company to pay the law firm of Flehr, Hohbach, Test and Herbert the first $16,000 of royalties earned. The $16,000 was for legal expenses incurred in securing the patents. These expenses were incurred from 1985 to 1989. The amounts payable to Mr. Okimoto and the timing and method of such payments resulted from our acceptance of a proposal put forward by Mr. Okimoto

        September 8, 1998, we sold 1,000,000 common shares, raising $239,400 under Regulation D, Section 504, a public offering. On September 17, 1998, we filed information to conform to Rule 15c2-11(a)(5) of the Securities Exchange Act of 1934, as amended.

        On August 9, 1999, we entered into an employment agreement with Larry Bryant. Mr. Bryant was employed as our Vice President, Business Development for a minimum term of 90 days, until his departure on December 28, 1999. His agreement called for a salary of $1,800 per week.

        From August 1 through October 6, 1999, Mr. Masuda loaned the company $24,200. Mr. Tsukuda has loaned the Company $5,000 during the same period. The loans are due during November 1999, and are scheduled to be re-paid with a 10% annual interest rate. Mr. Tsukuda received a warrant to purchase 2,500 shares of common stock at a price of $1.50; the warrant expires August 31, 2001.

        On October 28, 1999, we entered into an employment agreement with Ardeth Sealy. Mr. Sealy is employed as the Chief Financial Officer and Secretary for a minimum term of one year. Company pays Mr. Sealy a salary ranging from $6,000 per month to $9,200 per month. Mr. Sealy has been granted three options to purchase 150,000 shares of restricted common stock priced at $0.25, $0.50 and $1.62 per share pursuant to a Stock Option Plan. Further, Mr. Sealy is eligible for a bonus of $1,000 after January 1, 2000. Prior to January 1, 1999, Mr. Sealy preformed consulting services to the Company and Mr. Sealy was granted an option to purchase 40,000 shares of restricted common stock priced at $0.025 per share pursuant to the Company's Non-Statutory Incentive Stock Option Plan.

        We entered into a consultant agreement on November 20, 1999 with Dr. Larry McCleary. Dr. McCleary will be providing market information, technical contacts and business and investor contacts to the Company. The Company issued a warrant to purchase up to an aggregate of 800,000 shares of common stock at the exercise price of $1.50 in exchange for his services.

        On January 2, 2000, we entered into a promotion agreement with Heartbeat of America, Inc ("Heartbeat") where the Company will be featured on the Heartbeat of America television show ("Show") and "Breaking News" marketing videos. Heartbeat and the company have agreed to split equally any revenues derived from the sales of the

Show for a period of ten years. The Company is responsible to pay $45,000 of the production cost. A warrant to purchase 700,000 shares of the Company's common stock was granted to Heartbeat at an exercise price of $1.50 per share. Mr. Bert Tenzer, President of Heartbeat, was granted an option to purchase 100,000 shares of restricted common stock, at the exercise price of $1.50 per share pursuant to a Stock Option Plan.

ITEM 8: DESCRIPTION OF SECURITIES

COMMON STOCK

        The authorized capital stock of the Company consists of 50,000,000 shares of common stock, no par value per share. The holders of common stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution or winding up of the affairs of the Company; (iii) do not have preemptive subscription or conversion rights and there are no redemption rights applicable thereto; and (iv) are entitled to cumulative voting on all matters which shareholders may vote on at all meetings of shareholders.

THE WARRANTS

        We have issued warrants to purchase common stock in exchange for services, in connections with loan agreements or under terms of sale of common stock. Individuals purchased common shares and received warrants priced at $0.375 per share that expire on or before July 15, 2000. We issued warrants to provide incentives to The Corporate Law Group, company legal counsel, and to received favorable payment terms which is exercisable at $1.50 per share and that expires on September 21, 2004. Under the terms of our current offering, for every two shares of common stock purchased by an investor, the investor will receive a warrant to purchase one share of common stock exercisable at $2.50 per share until January 1, 2002.

CUMULATIVE VOTING

        The holders of shares of common stock of the Company have cumulative voting rights pursuant to California General Corporation Law. Upon the effective election of cumulative voting by any shareholder, each shareholder entitled to vote at any election of directors may cumulate such shareholder votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder sees fit.

DIVIDENDS

        To date we have not paid or declared any dividends and we have no intention of declaring or paying any dividends in the foreseeable future. If we decide to pay dividends, that decision will be made by our Board of Directors, which will likely consider, among other things, our earnings, our capital requirements and our financial condition, as well as other relevant factors.

TRANSFER AGENT

        The Company has engaged the services of First American Stock Transfer, Inc, 610 East Bell Road, Suite 2-15, Phoenix, AZ 85022-2393, as transfer agent and registrar.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        Since May 18, 1999, the Company's common stock has been traded on the OTC Bulletin Board under the symbol "HYRB" and "HYRBE". The following table sets forth, for the periods indicated closing prices for the common stock as reported by the OTC Bulletin Board. The following quotations should not be construed to imply that an established trading market exists for the common stock; trading to date has been sporadic.

                                  1999             HIGH     LOW
                             ---------------       ----     ---
                             4th Quarter           1.75     0.75
                             3rd Quarter           2.28     0.59
                             2nd Quarter           1.00     0.25

        The market price for the Company's common stock has historically been volatile. Significant volatility in the market price of shares of the Company's common stock may arise in the future due to factors such as the Company's developing business, historic losses and relatively low price per share. In addition, future announcements concerning the Company or its competitors may have a significant impact on the market price of the common stock. Such announcements might include financial results, the results of testing, technological innovations, new commercial products, changes to government regulations, developments concerning proprietary rights, or litigation. As long as there is only a limited public market for the common stock, the sale of a significant number of shares of common stock at any particular time could be difficult to achieve at the market prices prevailing immediately before such shares are offered, and the offering of a significant number of shares of common stock at one time could cause a severe decline in the price of the common stock.

        There are currently approximately 958,200 shares of our common stock which are freely tradable and which are held of record by approximately 70 people. The remaining 5,314,800 shares will become freely tradable in accordance with the requirements of Rule 144, including the shares included in the table below concerning certain recent private placements or sales of restricted securities. Any shares held by an officer or director of the Company, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in this paragraph.

        The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any security that 1) is priced under five dollars, 2) is not traded on a national stock exchange or on NASDAQ, 3) may be listed in the "pink sheets" or the NASD OTC Bulletin Board, 4) is issued by a company that has less than $5 million in net tangible assets and has been in business less than three years, or by a company that has under $2 million in net tangible assets and has been in business for at least three years, or by a company that has revenues of $6 million for 3 years.

        Penny stocks can be very risky: penny stocks are low-priced shares of small companies not traded on an exchange or quoted on NASDAQ. Prices often are not available. Investors in penny stocks often unable to sell stock back to the dealer that sold them the stock. Thus you may lose your investment. The Company's common stock may be deemed to be a "penny stock" and thus will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the common stock is listed on The Nasdaq SmallCap Market. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Company's securities, and may adversely affect the ability of holders of the Company's common stock to resell their shares in the secondary market.

ITEM 2. LEGAL PROCEEDINGS

     To the best knowledge of the Company's management, there is no legal proceeding pending to which the Company is a party or to which the Company's property is subject.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

    Not applicable

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The Company has conducted private placements of equity securities in the past nineteen months pursuant to certain exemptions from registration provided by the Securities Act of 1933.

We have made several sales of the Company's common stock by private placements. The following table sets forth the prices for these sales.

        EVENT                PRE STOCK SPLIT PRICE        POST STOCK SPLIT PRICE
        -----                ----------------------       ----------------------
    Founders Stock                    $0.01                       $0.0025
      February 26, 1998
    Private Sales                     $1.00                         $0.25
      April 6, 1998 to
      July 19, 1998
    Private Sale                        N/A                         $0.25
      September 2, 1998
    Regulation D, Rule 504              N/A                         $0.25
      September 4, 1998
    Private Sale                        N/A                         $0.50
      December 28, 1998
    Private Sales                       N/A                         $1.50
      February 4, 1999 to
      May 13, 1999
    Regulation D, Rule 506              N/A                         $1.50
      September 22, 1999 to
      Present

        On February 26, 1998, the Company issued an aggregate of 1,014,500 shares of common stock to 8 investors for services previously rendered to the Company. The issuance of these shares was exempt from the registration requirements of the Securities Act pursuant to Sections 4(2) and 3(b) of the Securities Act of 1933, as amended (the "Act") and Regulation D promulgated under the Act, and Rule 504 thereof. At the time of the issuance, the Company was not subject to the reporting requirements of the Securities Exchange Act of 1934, and the value of the securities issued did not exceed $1,000,000 (at the date of issuance, the shares had an aggregate value of $10,145). The shares were issued for bona fide services previously provided to the Company, and were not in connection with a capital-raising transaction.

        On April 6, 1998, the Company closed a private placement of 15,000 shares of its common stock for an aggregate amount of $15,000. The issuance and sale of these shares was exempt from the registration requirements of the Act pursuant to Sections 4(2) and 3(b) thereof and Regulation D promulgated under the Act, and Rule 504 thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to the Company that they were acquiring the shares for their own accounts and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. The Company placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with the transfer agent.

        Between July 1 and July 18, 1998, the Company closed a private placement of 63,400 shares of its common stock, or an aggregate amount of $53,500. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Sections 4(2) and 3(b) thereof and Regulation D promulgated under the Act, and Rule 504 thereof as a transaction by an issuer not involving a public offerings. All of the purchasers represented to the Company that they were acquiring the shares for their own accounts and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. The Company placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

        On September 2, 1998, the Company closed a private placement of 600,000 shares of its common stock, for services rendered in the amount of $149,400, and cash in the amount of $600, for an aggregate amount of $150,000. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Sections 4(2) and 3(b) thereof and Regulation D promulgated under the Act, and Rule 504 thereof as a transaction by an issuer not involving a public offering. The purchaser represented to the Company that he was acquiring the shares for his own account and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchaser did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. The purchaser also agreed that he would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. The Company placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

        On September 4, 1998, the Company consummated an offering of 1,000,000 shares of its common stock pursuant to Sections 4(2) and 3(b) and Regulation D promulgated under the Act, and Rule 504 thereof. An aggregate of $250,000 was received in this offering; all purchasers represented to the Company that they were "accredited investors" as defined in the Securities Act.

        On December 28, 1998, the Company closed a private placement of 100,000 shares of its common stock, for aggregate proceeds of $50,000. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Sections 4(2) and 3(b) thereof and Regulation D promulgated under the Act, and Rule 504 thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to the Company that they were acquiring the shares for their own accord and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. The Company placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent.

        Between February 4 and May 31, 1999, the Company closed a private placement of 61,734 shares of common stock, for an aggregate amount of $ 91,601. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Sections 4(2) and 3(b) thereof and Regulation D promulgated under the Act, and Rule 504 thereof as a transaction by an issuer not involving a public offering. All of the purchasers represented to the Company that they were acquiring the shares for their own accounts and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchasers did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. Each purchaser also agreed that he or she would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. The Company placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its agent.

On May 31, 1999, the Company closed a private placement of 5,000 shares of its common stock, for services rendered, for an aggregate amount of $7,500. The issuance and sale of these shares was exempt from the registration requirements of the Securities Act pursuant to Sections 4(2) and 3(b) thereof and Regulation D promulgated under the Act, and Rule 504 thereof as a transaction by an issuer not involving a public offering. The purchaser represented to the Company that he/she was acquiring the shares for his own accord and not for the account or benefit of another person; that the shares were being acquired for investment and not with a view to the distribution thereof; and that the purchaser did not intend to sell or otherwise dispose of all or any part of the shares at the time of purchase or upon the occurrence or nonoccurrence of any predetermined event. The purchaser also agreed that he would offer or resell shares only if the shares were registered under the Securities Act or an exemption from such registration was available. No advertising or public solicitation was used in the placement. The Company placed a restrictive legend on the certificates representing the shares and placed "stop transfer" instructions with its transfer agent

        On September 22, 1999, the Company began an offering of 3,000,000 shares of its common stock pursuant to Section 4(2) of the Act and Rule 506 of Regulation D promulgated under the Act. We consummated sales of 16,000 shares of common stock, for an aggregate amount of $24,000 as of September 30, 1999. As of January 11,2000 the Company has consummated sales of 251,632 shares of common stock, for an aggregate amount of $377,448; all purchasers represented to the Company that they were "accredited investors" as defined in the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Articles of Incorporation and By-laws provide for indemnification of the officers and directors of the Company to the fullest extent permissible under California law. Additionally, the Company has entered into Indemnification Agreements with each of its officers and therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

PART F/S

ITEM 1.  FINANCIAL STATEMENTS

The following documents are filed as part of this report:

        HyperBaric Systems Financial Statements

                    Report of BDO Seidman, LLP

                    Balance sheets as of December 31, 1998 and September 30,
                    1999.

                    Statements of operations for the nine month period ended September 30, 1999 and from February 26, 1998, date of inception, through December 31, 1998, through September 30, 1998 and 1999.

                    Statements of shareholder's deficit for the period from February 26, 1998, date of inception, through December 31, 1998, and nine months ended September 30, 1999.

                    Statements of cash flows for the nine month period ended September 30, 1999 and from February 26, 1998, date of inception, through December 31, 1998, through September 30, 1998 and 1999.

                    Notes to financial statements

ITEM 2. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

       None -- Not Applicable

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                            34

FINANCIAL STATEMENTS
      Balance sheets                                                          35
      Statements of operations                                                36
      Statements of shareholders' deficit                                     37
      Statements of cash flows                                                38
      Notes to financial statements                                      39 - 55

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors and Shareholders of HyperBaric Systems

We have audited the accompanying balance sheet of HyperBaric Systems (a development stage company), as of December 31, 1998 and the related statements of operations, shareholders' deficit, and cash flows for the period February 26, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HyperBaric Systems as of December, 31, 1998, and the results of its operations and its cash flows for the period from February 26, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company is a development stage company with a significant loss to date. These conditions raise substantial doubts about the ability of the Company to continue as a going concern. Management's plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.



BDO Seidman, LLP


San Jose, California
October 12, 1999

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                                  BALANCE SHEETS

================================================================================


                                                                 SEPTEMBER 30,    December 31,
                                                                          1999            1998
----------------------------------------------------------------------------------------------
                                                                   (UNAUDITED)
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents (Note 8)                               $  22,600       $ 125,800
    Other receivable                                                     2,000              --
    Prepaid expenses and other assets                                       --           1,000
----------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                    24,600         126,800

PROPERTY AND EQUIPMENT, net (Note 2)                                     3,300           1,000
----------------------------------------------------------------------------------------------

                                                                     $  27,900       $ 127,800
==============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
    Notes payable, net of discount of $10,542                        $  53,700       $      --
    Accounts payable - trade                                            49,200          11,500
    Accounts payable - related party                                     3,600
    Accrued expenses -trade (Notes 3)                                  125,100          19,700
----------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                              231,600          31,200

COMMITMENTS AND CONTINGENCIES (Notes 4 and 8)

SHAREHOLDERS' DEFICIT (Notes 4, 5, 8 and 9):
    Common stock, no par value; 50,000,000 shares authorized;
      6,154,334 and 6,071,600 shares issued and outstanding as
      of September 30, 1999 and December 31, 1998, respectively        515,100         368,600
    Deficit accumulated during the development stage                  (718,800)       (272,000)
----------------------------------------------------------------------------------------------

TOTAL SHAREHOLDERS' DEFICIT                                           (203,700)         96,600
----------------------------------------------------------------------------------------------

                                                                     $  27,900       $ 127,800
==============================================================================================


                                 See accompanying notes to financial statements.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                        STATEMENTS OF OPERATIONS

================================================================================

                                                      Nine Months
                                                         Ended                 Period from February 26, 1998
                                                      September 30,                (Date of Inception) to
                                                      -------------   -------------------------------------------------
                                                                      September 30,      December 31,     September 30,
                                                             1999              1998              1998              1999
-----------------------------------------------------------------------------------------------------------------------
                                                      (UNAUDITED)      (Unaudited)                         (Unaudited)
OPERATING EXPENSES:
    Stock based compensation                          $     6,100       $        --       $        --       $     6,100
    Sales and marketing                                    32,100            11,400            20,800            52,900
    Research and development                              151,900            41,700            88,300           240,200
    General and administrative                            243,700            97,500           163,500           407,200
-----------------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                      433,800           150,600           272,600           706,400

OTHER INCOME:
    Interest income                                          (600)             (500)           (1,400)           (2,000)
    Interest expenses                                      12,000                --                --            12,000
-----------------------------------------------------------------------------------------------------------------------

TOTAL OTHER INCOME                                         11,400              (500)           (1,400)           10,000
-----------------------------------------------------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES                                  445,200           150,100           271,200           716,400

INCOME TAX EXPENSE                                          1,600                --               800             2,400
-----------------------------------------------------------------------------------------------------------------------

NET LOSS                                              $   446,800       $   150,100       $   272,000       $   718,800
=======================================================================================================================

BASIC AND DILUTED LOSS PER SHARE                      $      0.08       $      0.03       $      0.06       $      0.13
=======================================================================================================================

BASIC AND DILUTED WEIGHTED AVERAGE COMMON SHARES
    OUTSTANDING                                         5,480,375         4,448,571         4,905,480         5,480,375
=======================================================================================================================


                                 See accompanying notes to financial statements.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)

                                             STATEMENTS OF SHAREHOLDERS' DEFICIT

================================================================================

                                                                                                      Deficit
                                                                                                    Accumulated
                                                                          Common Stock                During
Period from February 26, 1998 (date of                             --------------------------       Development
inception) to September 30, 1999                                    Shares           Amount            Stage             Total
================================================================================================================================
BALANCES, February 26, 1998 (date of inception)                           --        $      --        $      --         $      --
Issuance of common stock for founders' services                    4,098,000           10,200               --            10,200
Issuance of common stock for cash                                    373,600          118,400               --           118,400
Issuance of common stock, in REG D offering net of
  offering cost of $10,600 (Notes 4 and 9)                         1,000,000          239,400               --           239,400
Issuance of common stock for cash paid and services, net
  of offering cost of $149,400 (Note 4)                              600,000              600               --               600
Net loss                                                                  --               --         (272,000)         (272,000)
--------------------------------------------------------------------------------------------------------------------------------

BALANCES, December 31, 1998                                        6,071,600          368,600         (272,000)           96,600
Issuance of common stock and warrants                                 77,700          112,300               --           112,300
Issuance of common stock for marketing and promotional
  services                                                             5,000            7,500               --             7,500
Warrants issued in connection with debt securities (Note 6)                            20,600                             20,600
Stock based compensation                                                                6,100                              6,100
Net loss                                                                  --               --         (446,800)         (446,800)
--------------------------------------------------------------------------------------------------------------------------------

BALANCES, September 30, 1999 (unaudited)                           6,154,300        $ 515,100        $(718,800)        $(203,700)
================================================================================================================================


                                 See accompanying notes to financial statements.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                        STATEMENTS OF CASH FLOWS

================================================================================


                                                                                     For the Period From
                                                 Nine Months Ended                    February 26, 1998
                                                    September 30,                   (Date of Inception) to
                                                 ----------------- --------------------------------------------------
                                                                    September 30,      December 31,     September 30,
                                                           1999              1998              1998              1999
=====================================================================================================================
                                                     (UNAUDITED)       (Unaudited)                        (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss)                                        $(446,800)        $(150,100)        $(272,000)        $(718,800)
    Adjustments to reconcile net loss to
    net cash used in operating activities:
        Stock based compensation                          6,100                                                 6,100
        Professional services rendered in
        exchange for stock                                7,500            10,200            10,200            17,700
        Depreciation                                        400                --                --               400
        Interest Expense on debt securities              11,500                                                11,500

        Changes in current assets and
         liabilities:
           Other receivable                              (2,000)               --                --            (2,000)
           Prepaid expenses and other assets              1,000                --            (1,000)               --
           Accounts payable - trade                      37,700             3,600            11,500            49,200
           Accounts payable - related party               3,600                --                --             3,600
           Accrued expenses                             104,000            23,700            19,700           123,700
---------------------------------------------------------------------------------------------------------------------

NET CASH USED IN OPERATING ACTIVITIES                  (277,000)         (112,600)         (231,600)         (508,600)
---------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                   (2,700)               --            (1,000)           (3,700)
---------------------------------------------------------------------------------------------------------------------

NET CASH USED IN INVESTING ACTIVITIES                    (2,700)               --            (1,000)           (3,700)
---------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of common stock              112,300           308,500           358,400           470,700
    Proceeds from borrowing on note payable              64,200                --                --            64,200

---------------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY FINANCING ACTIVITIES               176,500           308,500           358,400           534,900
---------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS              (103,200)          195,900           125,800            22,600

CASH AND CASH EQUIVALENTS, beginning of period          125,800                --                --                --
---------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, ending of period           $  22,600         $ 195,900         $ 125,800         $  22,600
=====================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
    Cash paid for income tax                          $   1,600         $      --         $      --         $   1,600
    Professional services rendered in exchange
    for stock                                         $   7,500         $  10,200         $  10,200         $  17,700
    Interest expense related to debt
    securities issued with detachable
    warrants                                          $  11,500         $      --         $      --         $  11,500
=====================================================================================================================


                                 See accompanying notes to financial statements.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


1.      SUMMARY OF ACCOUNTING POLICIES

The Company

HyperBaric Systems (a development stage company referred to as the "Company") was incorporated on February 26, 1998 under the laws of the state of California. The business purpose of the Company is to develop the technology for preservation of certain biologic material, including platelets (a blood component), red blood cells, heart valves, tissue and organs. The Company is in the second year of its research and development activities. The Company's goal is to develop the technology to extend and maintain functionality of these materials for much longer periods of time than is currently possible. The Company's research facility is located in Krasnoyarsk, Russia.

Unaudited Interim Results

The interim financial statements as of and for the nine months and eight months ended September 30, 1999 and 1998, respectively together with the financial data and other information for those periods disclosed in these notes to the financial statements, are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of interim periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Basis of Presentation

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in the development stage and has no operating revenue and an accumulated deficit of approximately $272,000 as of December 31, 1998. The Company is in the second year of research and development, with an accumulated loss during the development stage of $718,800. As of September 30, 1999, management is uncertain as to the completion date or if the product will be completed at all.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include adjustments relating to the recoverability and classification of reported asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to obtain additional financing or sale of its common stock as may be required and ultimately to attain profitability.

Management's plan, in this regard, is to complete a private placement of 2,000,000 shares of common stock at $1.50 per share. Each two shares will have a warrant to purchase an additional share of common stock at $2.50 per share. The anticipated proceeds to the Company will be $2,640,000. Management believes this amount will be sufficient to finance the continuing research for the upcoming year.

Stock Split

On July 21, 1998, the Company completed a four for one stock split. All shares and per share data have been restated to reflect the stock split.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company places its cash and cash equivalents with high quality institutions. At times, such funds may be in excess of the Federal Deposit Insurance Corporation limit of $100,000.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is provided on the straight-line method over five years.

Research and Development Costs

Research and development expenditures are charged to expense, as incurred.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS No. 109). Under SFAS No. 109, deferred tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

New Accounting Pronouncements

Comprehensive Income

The Company complies with the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. During the period from Inception through December 31, 1998 and the nine and eight months ended September 30, 1999 and 1998, respectively the Company has had no transactions that would be required to be reported in other comprehensive income.

In February 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 132, Employer's Disclosure about Pensions and Other Postretirement Benefits, which standardizes the disclosure requirements for pension and other postretirement benefits. The adoption of SFAS No. 132 had no impact on the Company's current disclosures.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


In April 1998, the AICPA issued SOP 98-5 Reporting on the Costs of Start-Up Activities. Start-up activities are defined broadly as those one-time activities related to opening a new facility, introducing a new product or service, commencing some new operation or organizing a new entity. Under SOP 98-5, the cost of start-up activities should be expensed as incurred. The Company adopted the provisions of SOP 98-5 at inception (February 26, 1998), and does not expect the adoption to have a material effect on the Company's results of operations, financial position and cash flows.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company will adopt SFAS 133 in its quarter ending June 30, 2000 and does not expect such adoption to have an impact on the Company's results of operations, financial position or cash flows.

In 1998, the Company had not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2000 to affect its financial statements.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


Stock Based Compensation

The Company applies Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees, and Related Interpretations in accounting for stock options issued to employees. Under APB Opinion No. 25, employee compensation cost is recognized when the estimated fair value of the underlying stock on date of grant exceeds the exercise price of the stock option. For stock options issued to non-employees, the Company applies SFAS No. 123, Accounting for Stock-Based Compensation, which requires the recognition of compensation cost based upon the fair value of stock options at the grant date using the Black-Scholes option pricing model.

Fair Values of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

        Cash and cash equivalents:
        The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

        Short term debt:
        The fair value of short-term debt approximates cost because of the short period of time to maturity.

Net Loss Per Common Share

The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share. ("SFAS No. 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common shareholders for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net loss per share gives effect to common stock equivalents, however, potential common shares are excluded if their effect is antidilutive. Potential common shares are excluded to repurchase rights and incremental shares of common stock issuable upon the exercise of

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================

stock options and warrants. For the year ended December 31, 1998, options to purchase 40,000 and 65,000 shares of common stock, respectively, were excluded from the computation of diluted earnings per share since their effect would be antidilutive.

2.      PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

                                                 SEPTEMBER 30,     December 31,
                                                         1999              1998
================================================================================
                                                 (UNAUDITED)
Equipment                                               $3,700            $1,000
Less: accumulated depreciation                             400                --
--------------------------------------------------------------------------------

                                                        $3,300            $1,000
================================================================================

3.      ACCRUED EXPENSES

A summary of accrued expenses follows:

                                                SEPTEMBER 30,       December 31,
                                                         1999               1998
================================================================================
                                             (UNAUDITED)
Wages payable                                         $115,900          $ 16,500
Accrued expenses                                         8,400             2,400
Income tax payable                                         800               800
--------------------------------------------------------------------------------

                                                      $125,100          $ 19,700
================================================================================

4.      RELATED PARTY TRANSACTIONS

The Company has entered into various stock purchase agreements and employment contracts with shareholders of the Company. As of July 31, 1999, the following transactions and/or agreements have been consummated.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


On July 21, 1998, the Company issued 600,000 shares of common stock to its legal counsel at their fair market value of $0.25 per share for services rendered in connection with a private placement (Note 5) and $600 cash for an aggregate value of $150,000. Since the services related to the offering, the cost has been recorded as a cost of the offering. There was no effect on operations.

On May 10, 1998, the Company entered into an Employment Agreement with Rocky Umar, as the Vice President of Marketing for a minimum term of one year and whereby he receives a salary ranging from $2,000 per month to $10,000 per month, depending upon performance and the possibility of a commission equal to 1% of sales under Mr. Umar's management that exceeds $1,500,000 for a consecutive six-month period, not to exceed a $100,000 commission per 12-month period. Mr. Umar has been granted an option to purchase 200,000 shares of common stock at $0.025 per share pursuant to a Stock Option Plan. Further, Mr. Umar is eligible for a bonus of up to $5,000 after the first year of employment up to the expiration of the stock options.

On June 1, 1998, the Company entered into an Agreement of Assignment of Patent and Technology with Leonid Babak and Vladimir Serebrennikov whereby these individuals assigned to the Company the entire worldwide right, title and interest in and to their invention of technology for preserving and transporting biologic and non-biologic material and in and to all of the discoveries, concepts and ideas whether patentable or not. Pursuant to this Agreement on Assignment of Patent and Technology, each individual received 877,500 shares of the Company's common stock with an ascribed value of $2,190, which has been expensed as research and development.

On June 1, 1998, the Company entered an Employment Agreement with Leonid Babak, a shareholder, whereby Mr. Babak is employed as the Branch Chief of Russian Operations for an indefinite term and receives base compensation of $400 a month, which salary may be adjusted and be eligible for a performance based bonus of $5,000 per year.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


On June 1, 1998, the Company also entered into a separate Employment Agreement with Vladimir Serebrennikov, a shareholder, whereby Mr. Serebrennikov is employed as the Technical Director of Preservation Systems for an indefinite term and the Company pays Mr. Serebrennikov $400 per month, which salary may be adjusted, with a bonus of $25,000 upon the successful completion of the Phase I within the agreed upon time frame.

On May 28, 1998, the Company entered into a Consulting Agreement whereby Dr. Luis Toledo was appointed to the Company's advisory board. Under the Consulting Agreement the Company pays Dr. Toledo a commission equal to 5% of all sales within the organ transplant market for the lessor of a five year period from the date of the agreement, or as long as Dr. Toledo remains a consultant and advisory board member. Such commission is limited to a total of $1,000,000. Further, Dr. Toledo, a participant in a Non-Statutory Option Plan, has been granted options to purchase 200,000 shares of common stock of the Company at $0.025 per share pursuant to a Stock Option Plan. In addition, Dr. Toledo is eligible for a bonus of up to $5,000 after the first year as a consultant and advisory board member.

On June 24, 1998, the Company appointed Eric Slayton, President of Global Healthcare, to be a member of the advisory board. The Company granted to Mr. Slayton an option to purchase 40,000 shares of common stock of the Company at $0.025 per share pursuant to a Non-Statutory Incentive Stock Option Plan.

On September 1, 1998, The Company entered into a purchase agreement with Paul Okimoto, an officer and director of the Company, acquiring all rights to a disposable venereal disease test device called Phemtest, for which Mr. Okimoto owned the patent. The Company paid to the law firm of Flehr, Hohbach, Test and Herbert, $1,375 for the patent maintenance fee, and has also agreed to pay Mr. Okimoto a royalty payment of 5% of gross sales of Phemtest for the next five years.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


5.      COMMON STOCK

The Company undertook a public offering, under Regulation D, Rule 504 pursuant to which it sold 1,000,000 shares of common stock at $0.25 per share to raise $250,000 via an Offering Memorandum dated August 15, 1998 (the "Offering"). The Offering commenced on August 15, 1998 and terminated on September 4, 1998. The transfer of 42,800 of the 1,000,000 shares is limited under the provisions of Rule 144(e) because these shares were issued to affiliates or control persons and are therefore control stock. The remaining 957,200 of the 1,000,000 shares were issued to non-affiliates and are therefore free trading. (Note 4)

All of the 1,000,000 shares were issued in reliance on the Federal exemption from registration under Rule 504 of Regulation D and a Form D relating to these shares was filed with the U.S. Securities Exchange Commission (the "SEC") on September 9, 1998.

6.      STOCK OPTION PLANS

The Company adopted the following plans during 1998:

Statutory Incentive Stock Option Plan

The purpose of this plan is to strengthen the Company, by providing incentive stock options as a means to attract, retain and motivate corporate personnel. The options may not be granted to employees who own stock possessing more than 10% of the total combined voting power of the stock of the Company. As of December 31, 1998, 600,000 options have been authorized.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


A summary of the status of this plan as of December 31, 1998, and changes during the year ended is presented in the following table:

                                                            Options Outstanding
                                                         -------------------------
                                                                          Weighted
                                                                          Average
                                                                          Exercise
                                                          Shares           Price
                                                         --------         --------
Authorized, February 26, 1998 (date of inception)         600,000         $     --
Granted                                                  (250,000)        $   0.07
                                                         --------

Ending, December 31, 1998                                 350,000         $   0.07
                                                         ========

Exercisable at year-end                                    40,000

Weighted-average fair value of options granted
 during the year                                                          $   0.04

The following table summarizes information about stock options outstanding as of December 31, 1998, follows

                               Options Outstanding                      Options Exercisable
                     ----------------------------------------        ------------------------
                                     Weighted
                      Number          Average        Weighted         Number         Weighted
   Range of         Outstanding      Remaining        Average       Exercisable       Average
   Exercise           as of         Contractual      Exercise          as of         Exercise
    Prices           12/31/98          Life           Price          12/31/98         Price
---------------------------------------------------------------------------------------------
$0.025-$0.25          250,000        10 years        $   0.07          40,000        $   0.03
                     --------                        --------        --------        --------

                      250,000                        $   0.07          40,000        $   0.03
                     ========                                        ========

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


Employees may exercise their options to purchase his or her shares according to the following schedule:

                                  Rocky Umar         All others
                                  ----------         ----------
at inception                         20%                --
after 1st year                       24%                30%
after 2nd year                       32%                30%
after 3rd year                       24%                40%

Non-Statutory Incentive Stock Option Plan

The purpose of this plan is to promote the interest of the Company by providing a method whereby non-employees, advisory board members, members of the board of directors, consultants and independent contractors, who provide valuable services to the Company, may be offered incentives as rewards which will encourage them to acquire a proprietary interest in the Company.

As of December 31, 1998, 2,000,000 options have been authorized.

A summary of the status of this plan as of December 31, 1998, and changes during the year ended is presented in the following table:

                                                                Options Outstanding
                                                          -----------------------------
                                                                December 31, 1998
                                                                              Weighted
                                                                               Average
                                                                              Exercise
                                                            Shares              Price
                                                          ----------         ----------
Authorized, February 26, 1998, (date of inception)         2,000,000         $       --
Granted                                                     (800,000)        $     0.24
                                                          ----------

Ending, December 31, 1998                                  1,200,000         $     0.24
                                                          ==========

Exercisable at year-end                                       65,000

Weighted-average fair value of options granted
 during the year                                                             $     0.13

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


The following table summarizes information about stock options outstanding as of December 31, 1998, follows:

                              Options Outstanding                     Options Exercisable

                                   Weighted
                      Number        Average         Weighted         Number         Weighted
  Range of         Outstanding     Remaining        Average        Exercisable      Average
  Exercise            as of       Contractual       Exercise         as of          Exercise
   Prices           12/31/98          Life           Price          12/31/98         Price
============================================================================================
$0.01-$0.25          800,000        10 years        $   0.24          65,000        $   0.02
                    --------                                        --------        --------

                     800,000                        $   0.24          65,000        $   0.02
                    ========                                        ========

Stock Purchase Warrants

As of December 31, 1998, the following common stock warrants were issued and outstanding:

                                  Shares
                                Subject to       Exercise          Expiration
Issued with Respect to:           Warrant         Price               Date
===============================================================================
Non-employee Compensation          50,000        $  0.375        March 24, 2000

Non-employee Compensation          50,000        $  0.375         June 15, 2000
-------------------------------------------------------------------------------

                                  100,000
                                 ========

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


Proforma Information

The Company estimates the fair value of warrants at the grant date by using the Black-Scholes option pricing-model with the following weighted-average assumptions used for grants in 1999 and 1998. Detailed below is a summary of the Black-Scholes information related to warrants:


                                                              Risk Free                    Fair Value
   Grant        Number of      Dividend        Expected       Interest        Expected          of
   Month        Warrants         Yield        Volatility        Rate            Life         Warrants
-----------------------------------------------------------------------------------------------------
May, 1998        100,000              0          121.60%          4.52%        2 Years              0
Jan, 1999         25,000              0          112.14%          4.63%        3 Years          6,100

SFAS No. 123 requires the company to provide pro forma information regarding net loss and loss per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair market value based method prescribed in SFAS No. 123. The Company estimates the fair market value of stock options at the grant date by using the Black-Scholes option pricing-model with the following weighted average assumptions used for grants in 1999 and 1998, respectively.

Under the accounting provisions of SFAS No. 123, the Company's net loss and loss per share is equaled to the pro forma amount as all options that were exercisable were in excess of the amount computed uses the Black-Scholes model.

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


On June 21, 1999, the shareholders approved an increase in the authorized number of shares of common stock from 10,000,000 to 50,000,000 shares. As of this date, the Company issued options to purchase an aggregate of 1,052,500 shares of common stock at an exercise price of $0.01 to $0.50 per share with various expiration dates through July 2009.

7.      INCOME TAXES

Income tax expenses for the period ended December 31, 1998, comprise:

1998            Current        Deferred         Total
=======================================================
Federal        $     --        $     --        $     --

State               800              --             800
-------------------------------------------------------

               $    800        $     --        $    800
=======================================================

The following summarizes the difference between the income tax (benefit) expense and the amount computed by applying the federal income tax 34% and the state tax rate of 8.84% (5.83%, net of federal tax benefit) in 1998 to loss before income taxes:

                                                       1998
=============================================================
Federal income tax at statutory rate                $ (92,500)
State income tax, net of federal tax benefit          (15,900)
Tax benefit from losses not recognized                109,200
-------------------------------------------------------------

INCOME TAX EXPENSE                                  $     800
=============================================================

As of December 31, 1998, the Company had net operating loss carryforwards of $266,700 for federal and state income tax purposes, respectively to offset future taxable income, if any through the year 2018. In addition, the company has tax credits of approximately $2,000 and $1,500 for federal and state income tax purposes, respectively.

Deferred income taxes result primarily from differences in the treatment

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================
of depreciation, state income taxes, and net operating loss carryforwards, for book and tax purposes. As of December 31, 1998, a 100% valuation allowance was provided for the gross deferred tax asset as management could not determine whether its realization was more likely than not.

Deferred tax assets comprise the following:

                                              SEPTEMBER 30,        December 31,
                                                       1999                1998
===============================================================================
Tax benefit from NOL carryforwards                $ 276,300           $ 106,200
Research &Development credit                         11,000               3,500
-------------------------------------------------------------------------------
Gross deferred tax assets                           287,300             109,700
Valuation allowances                               (287,300)           (109,700)
-------------------------------------------------------------------------------

NET DEFERRED TAX ASSETS                           $      --           $      --
===============================================================================

For the period ended September 30, 1999 and the year ended December 31, 1998, the Company's valuation allowance on deferred tax assets increased $177,600 and $109,700, respectively.

8.      CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions.

9.      SUBSEQUENT EVENTS

The Company entered into an employment agreement with David Lucas on January 1, 1999, whereby Mr. Lucas as Scientific Director oversees the research and development efforts of the Company. The Company pays Mr. Lucas $3,000 per month.

During August 1999, the primary shareholder advanced $24,200 to the Company. These transactions are evidenced by two unsecured notes bearing interest at 10% per annum, due on or before November, 1999. (Unaudited)

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


Also during August 1999, two shareholders and an individual unrelated to the Company, advanced a total of $15,000 to the Company. These loans are evidenced by three unsecured notes bearing interest at 10% per annum, due on or before November, 1999. These lenders were also granted warrants to purchase a total of 7,500 shares of the Company's common stock at $1.50 per share and are void after August 31, 2001. (Unaudited)

During September 1999, an unrelated party advanced a total of $25,000 to the Company. These loans are evidenced by two unsecured notes bearing interest at 10% per annum. The lender was also granted warrants to purchase a total of 12,500 shares of the Company's common stock at $1.50 per share and are void after September 21, 2001. (Unaudited)

During October, 1999, the Company issued 115,666 shares of common stock to shareholders for cash consideration of $165,999. Additionally, the Company issued warrants, in connection with stock sales to related parties. For their investment they received 64,833 warrants. These warrants shall be exercisable to purchase 1 share of common stock for each warrant at a price equal to $2.50/share. The warrants will expire after January 1, 2002. (Unaudited)

On October 28, the Company entered into an employment agreement with the Chief Financial Officer and Secretary for a minimum term of one year. The compensation will range from $6,000 to $9,200 per month. In addition, he has been granted three options to purchase 150,000 shares or restricted common stock at $0.25, $0.50 and $1.62 per share pursuant to the Employee Stock Option Plan. Further, he is eligible for a bonus of $1,000 after January 1, 2000. (Unaudited)

During November, 1999 the Company issued 3,000 shares of common stock to shareholders for cash consideration of $4,500. (Unaudited)

                                                              HYPERBARIC SYSTEMS
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                   NOTES TO FINANCIAL STATEMENTS
             (INFORMATION WITH RESPECT TO SEPTEMBER, 1999 AND 1998 IS UNAUDITED)

================================================================================


On November 20, 1999 the company entered into a consulting agreement for receiving market information, technical contracts and business and investor contracts. In consideration the Company issued warrants to purchase up to 800,000 shares of common stock at an exercise price of $1.50 per share. The warrants will expire on June 30, 2000. (Unaudited)


On January 2, 2000 the Company entered into a promotion agreement with a company to produce a thirty-minute television documentary that will be aired nationally. The Company shall participate equally in any revenues derived from the sales of the show for a period of ten years. In consideration for this production the Company shall pay $45,000 and grant a warrant to purchase up to 700,000 shares of common stock at an exercise price of $1.50 per share. The warrant will expire on January 2, 2010. In addition, the Company has issued a stock option, under the Company's Non-Statutory Stock Option Plan, to purchase 100,000 shares of common stock at $1.50 per share for consulting services. The vesting of these options has not been determined at this time. (Unaudited)

On January 5, 2000 the Company issued to its legal council one warrant to purchase 10,000 shares of its common stock at an exercise price of $1.50 per share. The warrant shall expire on September 21, 2004. This warrant has been issued to receive favorable payment terms. (Unaudited)

On January 11, 2000, the Company sold 251,632 shares of its common stock, for an aggregate amount of $377,448. Under the terms of the current offering, for every two shares of common stock purchased by an investor, the investor will receive a warrant to purchase on share of common stock exercisable at $2.50 per share until January 1, 2002. (Unaudited)

PART III

ITEM 1.  EXHIBIT INDEX

SEQUENTIAL NO.

(2) Articles of Incorporation and Bylaws
        2.1 Articles of Incorporation and Amendments thereto
        2.1.1 Articles of Incorporation
        2.1.2 Action By Incorporator Of HyperBaric Systems
        2.1.4 Amended and Restated Articles Of Incorporation, June 18, 1999
        2.2. Bylaws
(3) Instruments Defining The Rights Of Security Holders
        3.1 Stock Purchase Agreement For Founders (Common Stock) February 26,
              1998
        3.2 Representation Letter for Founders
        3.3 Stock Purchase Agreement - Private Placement
        3.4 Subscription Agreement, Regulation D, Rule 504
        3.5 Subscription Agreement, Regulation D, Rule 506
(9) Voting Trust Agreement
(10) Material contracts
        10.1 Assignment of Phemtest Patent and Technology
        10.1 Phemtest Patents
               US 4,945,921
               US 4,784,158
        10.3 Assignment of Patent and Technology - Vladimir Serebrennikov
        10.4 Assignment of Patent and Technology - Leonid Babak
        10.5 Consultant Agreement with Dr. Luis Toledo
        10.6 Employment contract R. Umar
        10.7 Employment contract L. Bryant
        10.8 Non-Statutory Incentive Stock Option Plan
        10.9 Statutory Incentive Stock Option Plan
        10.10 Statutory Incentive Stock Option Grant - R. Umar, 5/10/98
        10.11 Non- Statutory Incentive Stock Option Grant - A. Sealy, 7/21/98
        10.12 Statutory Incentive Stock Option Grant - A. Sealy, 11/27/98
        10.13 Statutory Incentive Stock Option Grant - A. Sealy, 6/25/99
        10.14 Indemnification Agreement - H. Masuda
        10.15 Indemnification Agreement - P. Okimoto
        10.16 Indemnification Agreement - G. Tsukuda
        10.17 Indemnification Agreement - R. Umar
        10.18 Indemnification Agreement - A. Sealy
        10.19 Indemnification Agreement - L. Bryant
        10.20 Employment Agreement - Leonid Babak
        10.21 Employment Agreement - Vladimir Serebrennikov
        10.22 Employment Agreement - Ardeth Sealy
        10.23 Statutory Incentive Stock Option Grant - A. Sealy, 10/1/99
        10.24 Warrant to Purchase Shares of Common Stock - The Corporate Law
                Group

        10.25 Consultant Agreement - Dr. Larry McCleary, 11/20/99
        10.26 Warrant to Purchase Shares of Common Stock - Dr. Larry McCleary
        10.27 Promotion Agreement - Heartbeat of America, 1/2/00
        10.28 Warrant to Purchase Shares of Common Stock - Heartbeat of America